Exhibit 4.23

ELECTRIC POWER PURCHASE AND SALE AGREEMENT CELEBRATED BETWEEN CPFL COMERCIALIZAÇÃO BRASIL S/A AND BRASKEM S/A

By this deed, the Parties

CPFL COMERCIALIZAÇÃO BRASIL S/A, a purveyor of electric power, duly authorized by ANEEL, with headquarters at Rod. Campinas Mogi-Mirim, km. 2,5 n°1755, in the city of Campinas, State of São Paulo, enrolled before the CNPJ/MF under no. 04.973.790/0001-42, and bearing state enrolment no. 352.179.176-31, authorized to sell electric power pursuant Law 9.648 dated May 27, 1998, represented herein pursuant its Social Bylaws, and hereinafter referred to as CPFL, and

BRASKEM S/A, with headquarters at Rua Eteno, n° 1561, in the city of Camaçarí, state of Bahia, enrolled before CNPJ/MF under no. 42.150.391/0001-70, and bearing State Enrolment no. 01.027.389, represented herein pursuant its Social Bylaws, and hereinafter referred to as PURCHASER;

WHEREAS

a) The laws that are applicable to the Brazilian electric sector, particularly Law no. 9.074, dated July 7, 1995, Law no. 9.648, dated May 27, 1998, Law no. 10.848, dated March 15, 2004, Decree no. 2.655, dated July 2, 1998, Decree no. 5.163, dated July 30, 2004, and ANEEL’s resolutions;

b) The SELLER is the owner of the entitlements arising from the purchase of electric power, as derived from the acquisition of a large enough volume of electric power to accomplish the provisions of Decree no. 5.163/04 as well as other applicable laws and regulations;

c) The PURCHASER’s consumer units are construed pursuant the law as being FREE CONSUMERS, which entitles them the execution of the purchase option of electric power to satisfy a portion of their needs;

d) The SELLER is a member of the Energy Wholesalers Market (MAE – Mercado Atacadista de Energia), or of its successor;

e) the PARTIES intend to use this instrument as an agreement of financial nature celebrated amongst themselves, and as an agreement expressing physical type obligations before the appropriate regulatory authorities;

f) whereas the SELLER and the PURCHASER pledge to maintain a contractual relationship that complies with the appropriate legislation, to the rules imposed by the National Electric Power Agency (Agência Nacional de Energia Elétrica), ANEEL¸ to MARKET CONVENTIONS, to MARKET RULES AND PROCEDURES and/or to any other provisions that may replace them in regards to the electric power sector;

the parties have resolved to celebrate this Purchase and Sale Electric Power Agreement, hereinafter referred to as “AGREEMENT”, which shall be ruled by the following clauses and conditions:

TITLE I

DEFINITIONS AND PREMISES APPLICABLE TO THE AGREEMENT

CLAUSE 1 – Except when shown otherwise, technical terms and expressions shall be used in this AGREEMENT the meaning whereof is defined to whit:

ANEEL: Agência Nacional de Energia Elétrica (National Electric Power Agency), a regulating agency responsible for the control of electric power supply, empowered by Law no. 9.427 dated December 26, 1996, and regulated by Decree no. 2.335, dated December 06, 1997;

COMPETENT AUTHORITY: any government agency empowered to interfere in this AGREEMENT or in the activities executed by the PARTIES;

GRAVITY CENTER: a virtual point defined in MAE’s RULES AND PROCEDURES where the total electric power generated is equipollent to the overall consumption of a given sub-market;

LOCAL CONCESSIONAIRE: means Companhia Hidroelétrica do São Francisco – CHESF, a public electric services concessionaire which supplies electric power to the PURCHASER in the role of a captive consumer, and which shall be the measuring agent accountable for the keeping of the measuring records pertaining to the ELECTRIC POWER consumed as defined in this AGREEMENT;

FREE CONSUMER: the type of consumer which may choose to fully or partially purchase electric power from any concessionaire, allowed agent or authorized agent belonging to the INTERCONNECTED SYSTEM, pursuant articles 15 and 16 of Law 9.074, dated July 07, 1995, and pursuant ANNEL’s specific regulations; CONNECTION TO THE TRANSMISSION SYSTEM AGREEMENT: agreement celebrated between the users and the power transmission concessionaires, which establishes the terms and conditions to connect the users to the Basic Power grid;

TRANSMISSION SYSTEM USE AGREEMENT: an agreement that establishes the terms and conditions for the use of the Basic Power grid by a user; MARKET CONVENTION: a document released by ANEEL’s Resolution no. 102, dated March 1, 2002, as derived from Provisional Measure no. 29, dated 2002, which was converted into Law no. 10.433, dated April 24, 2002, which sets up the structure and the manner of functioning of the Wholesale Electric Power Market – MAE;

CAP MEASURING DATE: means the last business day considered in MAE’s RULES AND PROCEDURES to accomplish the necessary entries pertaining to the MEASURING RECORDS;

BUSINESS DAYS: mean the working days at the venue of each CONSUMER UNIT belonging to the PURCHASER;

SECTORIAL ENCUMBRANCES: are all the specific taxes, contributions, encumbrances and costs pertaining to the electric sector;

ELECTRIC POWER: is the amount of electric power that is being supplied over a given period of time, expressed in Watts/hour (Wh) or by its multiples;

CONSUMED ENERGY: is the amount of active electric power, expressed in MWh, measured and recorded by the LOCAL CONCESSIONAIRE at the PURCHASER’s Connection Points to the CONSUMER’s UNITS, adjusted by a Loss Factor (if any), pursuant Clause 7;

CONTRACTED ELECTRIC POWER: is the amount of electric power contracted by the PURCHASER to be supplied during PEAK HOURS during the SUPPLY PERIOD, and placed at the disposal of the latter, delivered at the POINT OF DELIVERY, pursuant Clause 5.

PEAK HOURS: means the daily interval made up of three consecutive hours defined by the Local Transmitter, encompassed within the period extending from 17:00 hrs. to 22:00 hrs. during business days.

IGP-M: Índice Geral de Preços de Mercado (General Market Price Index) as computed by Fundação Getúlio Vargas;

MAE: means the Wholesale Electric Power Market (Mercado Atacadista de Energia Elétrica), a legal common law entity, authorized by ANEEL to render viable the purchase and sale of electric power operations at the interconnected electric systems, pursuant Law no. 10.433, dated April 24, 2002, and pursuant ANEEL’s Resolution no. 103, dated March 1, 2002, or whatever regulations may replace them;

CONTRACTUAL MONTH: means all and any months contained in the civil calendar that are encompassed by the SUPPLY PERIOD;

SERVICE OF NOTICE REGARDING CONTROVERSIES: is a formal document intended to inform the PARTIES regarding any controversies arising from the provisions of this AGREEMENT and/or pertaining to it;

ONS: means the National Electric Power System Operator (Operador Nacional do Sistema Elétrico), created by Law no. 9.648/98;

COMMERCIALIZATION PERIOD: means the least time interval needed to post the electric power transactions that are to be settled within MAE, as defined by MAE’s RULES AND PROCEDURES;

SUPPLY PERIOD: means the period during which the SELLER shall make available and it shall sell the CONTRACTED ELECTRIC POWER to the PURCHASER,

and which is counted as of 00:00 hours of January 1st, 2005, and ending at 24:00 hours on December 31, 2005;

POINT OF DELIVERY: in the case of this agreement, it means the GRAVITY CENTER at the NORTHEASTERN sub-market;

EFFECTIVE PRICE or EP: corresponds to one hundred and thirty percent (130%) of the average MAE PRICE in effect at the NORTHEASTERN MARKET (MAE PRICE + 30%), or, in case said index gets to be replaced as envisaged by Decree no. 5.613/04, to the average Settlement Price for the Differences existing at the NORTHEASTERN MARKET, the computation whereof shall be obtained by weighting MAE’s price for the electric power sold during each month of supply and over the SUPPLY PERIOD that may be in effect, to which thirty (30%) percent have been added; MAE’s PRICE: or the Price used to settle the Difference (PLD) is the price (currently determined on a weekly basis), set in R$/MWh for each load level, as established within the MAE context or that of its successor for the NORTHEASTERN marked determined to exist.

PREMIUM: means the fixed amount to be paid month by month by the PURCHASER to the SELLER, irrespectively of the effective consumption of the CONTRACTED ELECTRIC POWER taking place during the SUPPLY PERIOD; GRID PROCEDURES: correspond to the document prepared by ONS, with the participation of the agents and approved by ANEEL, through which the technical procedures and requirements are established for the planning, the implementation, the use and the operation of the transmission system; the penalties for the non accomplishment of the commitments undertaken by the several agents operating within the transmission system, as well as ONS’ and all the users responsibilities;

MEASURING RECORDS: means the Gross consumption measuring data determined to exist by the LOCAL CONCESSIONAIRE at each CONSUMER UNIT belonging to the PURCHASER, as measured within one (1) hour intervals at their respective MEASUREMENT POINTS, and which are the object of this AGREEMENT (free parcel); MAE’s RULES AND PROCEDURES : mean the set of commercial and operational rules defining the formulae, the requirements and the timeframes needed to develop MAE’s attributions, as defined and homologated by ANEEL, and the mandatory accomplishment by MAE’s participating agents;

INTERCONNECTED SYSTEM: means the generation, transmission and distribution installations, connected to the Basic Transmission Gridwork, including their respective installations;

TRIBUTES: mean all the tributes, taxes and contributions levied over the object of this AGREEMENT, excluding any other existing encumbrances or those that may be levied over net profits or revenues of any of the PARTIES. Such exclusion encompasses, albeit it is not limited to, income taxes levied over a legal entity, the social contribution over net profits (whether adjusted or not) and all the taxes and contributions levied over financial movements;

CONSUMER UNITS: are the PURCHASER’s industrial units listed infra, to which the CONTRACTED ELECTRIC POWER shall be allocated to at the discretion of the PURCHASER:

a) UNIB – Basic Raw Materials Unit (Unidade de Insumos Básicos), located at Rua Eteno, n° 1561, in the Municipality of Camaçari, in the State of Bahia, connected to the 230kV voltage grid supplied by the basic grid, and enrolled before the CNPJ/MF under no. 42.150.391/0001-70;

b) UCS and MVC-PVC/BA – Sodium and Chloride Unit and MVC/PVC Bahia, located at Rua Oxigénio, n° 765 within the Basic Complex area in the Municipality of Camaçari, in the state of Bahia, connected to the 230kV voltage grid supplied by the basic grid, and enrolled before the CNPJ/MF under no. 42.150.391/0018-19;

c) UCS/AL – Unidade de Cloro Soda Alagoas, located at Avenida Assis Chateaubriand, n° 5.260, Pontal da Barra, in the Municipality of Camaçari, in the state of Bahia, connected to the 230kV voltage grid supplied by the basic grid, and enrolled before the CNPJ/MF under no. 42.150.391/0022-03;

Sole Paragraph – All the afore defined terms, when used in their singular form within the context of this AGREEMENT and in its annexes shall both mean their plural form and vice-versa.

TITLE II

OBJECT AND TERM OF EFFECTIVENESS

CLAUSE 2 - The purpose of this AGREEMENT is to establish the terms and conditions pertaining to the commercialization of the CONTRACTED ELECRIC POWER, to be made available by the SELLER to the PURCHASER at the POINT OF DELIVERY to the CONSUMER UNITS throughout the SUPPLY PERIOD.

First Paragraph – The purchase and sale of electric power dealt with in this AGREEMENT is predicated on specific legislation; on ANEEL’s Resolutions and on MAE’S MARKET RULES AND PROCEDURES, on ONS’ POWERGRID PROCEDURES and on others that may come to replace all of the former, in virtue of which the PURCHASER has its electric power supply assured by the INTERCONNECTED SYSTEM and supplied by its local concessionaire.

Second Paragraph – The delivery of the ELECTRIC POWER to the CONSUMER at the POINT OF DELIVERY through the INTERCONNECTED SYSTEM shall depend on the signing by the PURCHASER of the CONNECTION TO THE TRANSMISSION SYSTEM AGREEMENT, and of the TRANSMISSION SYSTEM USE AGREEMENT.

Third Party – The PARTIES acknowledge that physical supply shall be fully subordinated to ONS’ and ANEEL’s technical determinations, including in case rationing of electric power is ordered by the Granting Powers regarding supply to the INTERCONNECTED SYSTEM.

CLAUSE 3 - This AGREEMENT shall go into effect as of its signing and it shall remain in effect until the effective accomplishment of all contractual obligations, including the payment by the PURCHASER of the invoice pertaining to the last month of delivery of the CONTRACTED ELECTRIC POWER, pursuant the terms and deadlines established in Clause 5 of this AGREEMENT.

CLAUSE 4 – The PURCHASER may, at its exclusive criteria, terminate this AGREEMENT in advance of its effectiveness without such termination resulting in any encumbrances, provided that it formally informs the SELLER of its intentions until November 12, 2004.

Sole Paragraph – In case the PURCHASER fails to manifest itself until the aforementioned date, this AGREEMENT shall be executable pursuant to law until December 31, 2005, entailing the PARTIES to fully accomplish all its terms.

TITLE III

AMOUNT OF CONTRACTED ELECTRIC POWER, OPERATIONAL AND COMMERCIAL CONDITIONS PERTAINING TO REPRESENTATION

CLAUSE 5 – As of the start of the SUPPLY PERIOD, on a monthly basis, and at the POINT OF DELIVERY, the SELLER pledges to make available the amounts of the CONTRACTED ELECTRIC POWER to the CONSUMER UNITS belonging to the PURCHASER, which shall be capped by a limit of 120 MWh (Megawatt/hour) per hour at PEAK TIMES. The PURCHASER shall monthly inform the SELLER the amount of CONTRACTED ELECTRIC POWER supplied to each of the CONSUMER UNITS, as defined by the following schedule:

a) Until the 15th. day of each CONTRACTUAL MONTH, the PURSHASER shall inform an estimate of its needs for the ELECTRIC POWER to be used during that CONTRACTUAL MONTH by each CONSUMER UNIT, as the case may be;

b) On the 5th. business day (inclusively) prior to the closing of the CONTRACTUAL MONTH, the PURCHASER shall inform the SELLER its new estimate of the ELECTRIC POWER to be used during the coming CONTRACTUAL MONTH for each CONSUMER UNIT, as the case may be; the amount informed may be varied to more or to less by up to twenty (20%) percent of the amount being informed herein, said amount being capped at 120 MWh (Megawatt/hour) per hour;

c) in compliance to the variation envisaged in sub-item “b” of this Clause, and on the first business day (including) prior to the closing of the CONTRACTUAL MONTH, the PURCHASER shall confirm to the SELLER the amount of the CONTRACTED ELECTRIC POWER to be billed by the SELLER to each CONSUMER UNIT.

CLAUSE 6 – For the exclusive purpose to render the delivery of the CONTRACTED POWER operational, the SELLER shall be liable for the loading point at the CONSUMER UNITS during the PEAK HOURS of the SUPPLY PERIOD.

First Paragraph – The PURCHASER pledges to deliver to the SELLER all the documentation needed to model the loading point on behalf of the SELLER, pursuant MARKET RULES AND PROCEDURES.

Second Paragraph – The SELLER pledges to adopt all the necessary procedures that may be required by said MARKET RULES AND PROCEDURES to be complied with before MAE and before ANEEL, and/or by third parties so that said modelling at the loading point is accomplished on its behalf as defined in the header.

Third Paragraph – Pursuant the MEASUREMENT RECORDS kept by the LOCAL CONCESSIONAIRE, the PURCHASER shall inform the SELLER as to the measurements taken at each of the CONSUMER UNITS, said information to be provided until the sixth business day after the closing of the CONTRACTUAL MONTH.

Fourth Paragraph – The PURCHASER represents and it warrants that, except for the amount of the CONTRACTED ELECTRIC POWER that has been defined in the 5th Clause, the SELLER shall not be held accountable for the remaining electric power consumed by the PURCHASER at its CONSUMER UNITS.

CLAUSE 7 – For all the purposes of this AGREEMENT, the amounts taken into account to determine the CONTRACTED ELECTRIC POWER used up by the PURCHASER shall be those supplied by the MEASUREMENT RECORDS obtained by the LOCAL CONCESSIONAIRE (if any), as determined to exist on the MEASUREMENT CAP DATE for each of the consumer unit(s) as adjusted according to their loss factor, determined in the following manner:

ECj: amount of ELECTRIC POWER consumed during the COMMERCIALIZATION PERIOD “j”.

RMkj: MEASUREMENT RECORDS for the kth. CONSUMER UNIT during the COMMERCIALIZATION PERIOD “j”;

FP: loss factor during the COMMERCIALIZATION PERIOD “j”, equivalent to 2.9%

K: each of the CONSUMER UNITS.

First Paragraph – The PURCHASER shall be responsible for checking the precision and the meaningfulness of the MEASUREMENT RECORDS, as well as the adjustments made by the LOCAL CONCESSIONAIRE. Under no circumstances may the PURCHASER claim that the LOCAL CONCESSIONAIRE has failed, or that the data used to elaborate the MEASUREMENT RECORDS is imprecise in an attempt to get exempted from accomplishing the obligations of this AGREEMENT.

Second Paragraph – Pursuant the provisions of the Third Paragraph of Clause 6, the SELLER shall deliver the PURCHASER a statement showing the MAE price, weighted during the COMMERCIALIZATION PERIOD and until the eight business day after the closing of the CONTRACTUAL MONTH.

TITLE IV

PRICE

CLAUSE 8 - Monthly, the PURCHASER shall pay the SELLER the sum of the following instalments for the ELECTRIC POWER CONTRACTED:

a) PREMIUM: corresponding to R$28.200,00 (twenty-eight thousand and two hundred reais), which is fixed and not adjustable;

b) EXECUTION PRICE: corresponding to one hundred and thirty (130%) percent of the MAE PRICE for the NORTHEASTERN MARKET (MAE PRICE + 30%) per each Megawatt/hour, or in case this index is replaced, as envisaged in Decree no. 5.163/04, the average price regarding the difference settlement price in effect at the northeastern sub-market for each Megawatt/hour;

c) ESS: this amount has been estimated at R$0,30MWh (thirty cents of a real per each Megawatt/hour to be computed monthly by MAE.

First Paragraph – The average amount referred to in the EXECUTION PRICE mentioned in the header shall be obtained by weighting the MAE PRICE for the electric power sold for each month of supply during the SUPPLY PERIOD in effect.

Second Paragraph – The differences found to exist between the ESS value defined on sub-item “c” and the amount effectively determined to exist by MAE shall be offset on the bill for the subsequent month corrected for inflation by the IGP-M.

Third Paragraph – In case the sectorial encumbrances levied over the object of this AGREEMENT are created, extinguished or modified, the PARTIES pledge to revise the composition of the price described in the header in order to re-establish the economic balance of the AGREEMENT.

CLAUSE 9 – The SELLER acknowledges that the sales EXECUTION PRICE envisaged in this AGREEMENT is adequate for the accomplishment of the obligations envisaged in said AGREEMENT.

First Paragraph – The following taxes and encumbrances have been included in the EXECUTION PRICE:

a) MAE’s management fee;

b) ANEEL’s supervision fee;

c) PIS/COFINS/CPMF.

Second Paragraph – The prices that have been defined refer to the electric power made available at the POINT OF DELIVERY, and they incorporate all their respective costs, particularly those regarding the electric power itself as well as the items shown in the First Paragraph above.

TITLE V

REGARDING ELECTRIC POWER LEFTOVER AND ITS EXCESS USE

CLAUSE 10 – The PURCHASER shall be construed as having had leftover electric power whenever the amount of the CONTRACTED ELECTRIC POWER is in excess of the CONSUMED ELECTRIC POWER for each COMMERCIALIZATION PERIOD.

First Paragraph – The PARTIES agree that the excess of CONTRACTED ELECTRIC POWER shall be purchased by the SELLER at the MAE Price, and that they shall be offset on the next bill according to the following methodology:

Sm = PMAEJ (CTJ – ECJ)(1 – T)(1-FIM )

Sm: financial amount pertaining to the contractual left over energy for month “m”;

CTj: amount of the CONTRACTED ENERGY during the COMMERCIALIZATION PERIOD “j”;

ECJ: amount of the CONSUMED ENERGY for the COMMERCIALIZATION PERIOD “j”;

T: PIS and COFINS contributions levied over the price difference between the MAE PRICE and the PE, corresponding to 9.25%;

Flm: arrears factor determined to exist during month “m”, referring to the financial settlement disclosed by MAE;

n: total number of COMMERCIALIATION PERIODS determined to exist during the CONTRACTUAL MONTH “m”.

Second Paragraph – The SELLER shall reimburse the PURCHASER of the amount deducted as Flm when it is paid at the MAE, and this obligation shall remain for the timeframe of 12 months counted as of the termination of this AGREEMENT.

CLAUSE 11 – An over usage shall be determined to exist whenever the amount of the CONSUMED ENERGY reaches over one hundred and five (105%) percent of the

CONTRACTED ENERGY, as defined in sub-item “c” of Clause 5 of this AGREEMENT for each COMMERCIALIZATION PERIOD.

First Paragraph – The PARTIES are aware of the requirements established by Applicable Legislation regarding the need to substantiate the existence of enough backup funds owned by MAE’s participants to cater to the final consumer, as well as regarding the technical penalties imposed as arising from non compliance with said requirements.

Second Paragraph – The PURCHASER acknowledges that the CONSUMED ENERGY used up by its CONSUMER UNITS, as informed MAE by SELLER, in order to determine compliance with the demand dealt with by the previous Paragraph shall be held to be the SELLER’s responsibility.

Third Paragraph - The PARTIES agree that all excess usage shall be paid for by the PURCHASER to the SELLER as invoiced on the subsequent bills, computed according to the following methodology:

Um = ? (PMAEJ + ESSm)(EC J – 1,05*CTJ) + Max(VRJ; PMAEJ)(ECJ - 1,05 * CTJ )

Um: financial amount representing excess use for month “m”;

PMAEJ: Prior MAE price for the northeastern market determined to exist during COMMERCIALIZATION PERIOD “j”;

CTJ: amount of CONTRACTED ELECTRIC POWER in the COMMERCIALIZATION PERIOD “j”;

ECJ: amount of CONSUMED ENERGY in the COMMERCIALIZATION PERIOD “j”;

VRj: Reference Amount defined by MAE’s RULES AND PROCEDURES used to levy the penalties for insufficient use of the electric power contracted for the COMMERCIALIZATION PERIOD “j”;

ESSm: Amount of the Encumbrances for System Services, computed by MAE for CONTRACTUAL MONTH “m”;

n: total number of COMMERCIALIZATION PERIODS determined to exist during CONTRACTUAL MONTH “m”.

Fourth Paragraph – In case the CONSUMED ELECTRIC POWER is in excess of one hundred and five (105%) of the CONTRACTED ELECTRIC POWER, determined by sub-item “c” of Clause 5 of this AGREEMENT, the SELLER shall bill the excess amount at the EXECUTION PRICE, to which the ESS shall be added, during the next month’s billing.

CLAUSE 12 – The offset of leftover electric power, as well as the payment for excess use regarding the subsequent bills shall be adjusted for inflation using the accumulated IGP-M index.

TITLE VI

BILLING AND PAYMENT

CLAUSE 13- The billing of and the payment for the CONTRACTED ENERGY shall be made on a monthly basis in compliance with the procedures envisaged in Clauses 5, 8 and 14 of this AGREEMENT, abiding by the offset of leftover energy and energy used in excess computed according to the following equation:

Fm = PR + (PEm +EESSm)*CTm + Um-1 - Sm-1 + DESSm-1

Fm: amount to be billed during CONTRACTUAL MONTH “m”;

PR: amount for the PREMIUM expressed in R$, as defined in Clause 8;

PEm: amount for the EXECUTION PRICE, expressed in R$/MWh, as defined in Clause 8, and determined to exist for month “m”;

EESSm: estimated amount for System Servicing Encumbrances, expressed in R$/MWh, as defined in Clause 8;

CTm: amount of the CONTRACTED ELECTRIC POWER for CONTRACTUAL MONTH “m”;

Um-1: amount due as arising from excess use (if any) and expressed in R$ for CONTRACTUAL MONTH “m-1”;

Sm-1 : for the excess electric power (if any), expressed in R$ for CONTRACTUAL MONTH “m-1”

DESSm-1: difference found to exist between the amounts due and the amounts actually charged pertaining to System Service Encumbrances regarding CONTRACTUAL MONTH “m-1”.

First Paragraph – The measurement of the electric power consumption used by the PURCHASER during each CONTRACTUAL MONTH shall be accomplished by the LOCAL CONCESSIONAIRE, which in this instance is Companhia Hidroelétrica do São Francisco – CHESF, which is also responsible to provide electric power under the captive consumer regime, and the measurement conditions whereof, as well as its billing shall be taken into account in the definition of CONTRACTED ELECTRIC POWER, and which shall be informed to MAE and to the SELLER by the PURCHASER pursuant rules in effect at the time.

Second Paragraph – At its discretion, the PURCHASER shall allocate all its ELECTRIC POWER resources to each of its CONSUMER UNITS, and it shall carry out its best efforts before the LOCAL CONCESSIONAIRE so that the amount recorded as being CONSUMED ELECTRIC POWER does not exceed the CONTRACTED ELECTRIC POWER.

Third Paragraph – In case the CONTRACTED ELECTRIC POWER is zero, the billing shall always be equivalent to the amount of the PREMIUM apportioned between the CONSUMER UNITS, pursuant information provided by the PURCHASER, said information to be provided within the timeframe defined in Clause 5. In case the SELLER fails to receive this information, it is agreed that each unit shall be billed for one third (1/3) of the total PREMIUM amount.

CLAUSE 14 – The billing dealt with in Clause 13 of this AGREEMENT shall be entered on one or more ELECTRIC POWER Billing Invoices/Invoices to be issued for each of the PURCHASER’s CONSUMER UNITS, (as the case may be), and the amounts of which shall be apportioned in the proportion of the CONSUMED ELECTRIC POWER, including the amount of the PREMIUM, according to the information provided by the PURCHASER pursuant Clauses 5 and 7 of this AGREEMENT.

CLAUSE 15 – Each of the PARTIES shall be held accountable for the payment of TAXES and SECTORIAL ENCUMBRANCES levied over the purchase and sale referred to in this AGREEMENT, and pursuant the law or as determined by the APPROPRIATE AUTHORITIES, as well as any other encumbrances that may be created pursuant specific legislation.

CLAUSE 16 – The presentation of the Billing Invoice for Electric Power consumption shall be rendered up to five (5) business days before the payment date, which shall be made up to the twentieth (20th) day of each subsequent CONTRACTUAL MONTH.

First Paragraph – In case of delays by the SELLER to deliver the invoice, said SELLER shall be obliged to extend the due date for the Electric Power invoice for the same number of days as the delay.

Second Paragraph – In case the 20th set for the payment falls on a day that is not a business day, the payment shall be made on the first subsequent business day.

CLAUSE 17 – If, in regards to any invoice, there are unquestioned amounts as well as amounts which the PURCHASER may have questioned (including their liquidity), the PURCHASER, irrespectively of any questioning filed before the SELLER in writing, shall make the proper payment of the portion of the Bill that is not being questioned on its respective payment date under pain of being declared in default in case it fails to do so.

Sole Paragraph – Once the matter pertaining to the portion of the Bill is settled within at most ten (10) business days, then within at most five (5) business days counted as of the date a composition has been made between the PARTIES, the PURCHASER shall make the payment of the remaining amount of the bill being questioned (as the case may be), when the provisions of Clause 19 shall apply, except for the fine, and interest shall be computed as of the due date of the respective invoice until the date actual payment is made. It is understood and agreed that arrears interest referred previously shall only apply, in this specific case, to the remaining amount which is being disputed, in case the PURCHASER is evidenced in being wrong.

TITLE VI

PAYMENT IN ARREARS AND ITS CONSEQUENCES

CLAUSE 18 – Except for the provisions of Clause 17, arrears shall be construed to exist when the PURCHASER fails to make any payments until their respective due dates.

CLAUSE 19 - In case of failure by the CONSUMER to effect the payment of any amount due as stated by any Invoice/Billing invoice predicated on this AGREEMENT, the arrears encumbrances shall therefore be levied over the amounts thus adjusted:

a) a fine of 2% (two percent) levied over the amount of the amount due;

b) arrears interest of one (1%) percent per month computed pro rata die over the amount of the liability during the period encompassed between the date of the arrears and the effective date of payment, excluding the latter date.

First Paragraph – The amounts for the instalments in arrears shall be adjusted for inflation on a monthly basis according to the pro rata die variation of the IGPM index pertaining to the previous month and, or in case the latter has been extinguished, by another index serving a similar function that may come to replace it, and which has been previously agreed on between the PARTIES, said index to be applied until the date of its effective payment.

Second Paragraph – Regarding the adjustment for inflation referred to in the previous paragraph, in case the payment in arrears is made up to or before thirty (30) days, any negative variation of the IGPM shall be construed as being null.

CLAUSE 20 – The SELLER, in the role of MAE’s Agent, and as long as it is responsible for the registration of this AGREEMENT pursuant MAE’s NORMS AND PROCEDURES, warrants to the PURCHASER that the latter shall not be held accountable for possible exposures, damages and/or losses deriving from the faults or omissions of the SELLER vis-à-vis MAE or vis-à-vis any other agency having similar functions that may succeed or replace it.

Sole Paragraph – Except for the provisions of Item IV of Clause 23 of this AGREEMENT, in case the SELLER terminates this AGREEMENT, or in case it stops modelling the loading point, pursuant the First Paragraph of Clause 6, and pursuant MAE’s RULES AND PROCEDURES, the amounts of CONTRACTED ELECTRIC POWER informed by the PURCHASER pursuant clauses 5 and 6 of this AGREEMENT, and in case the PURCHASER is billed by a LOCAL CONCESSIONAIRE for the volume measured and consumed, the SELLER pledges to reimburse the PURCHASER for the amounts owed for said consumption, which exceed said amount which have been billed in the ELECTRIC POWER bill presented by the LOCAL CONCESSIONAIRE.

TITLE VIII

ACTS OF GOD, OF FORCE MAJEURE

CLAUSE 21 - In case one of the PARTIES fails to accomplish any of its obligations as consequence of an Act of God or of Force Majeure, as disposed by art. 393 of the Brazilian Civil Code, this AGREEMENT shall remain in effect, albeit the PARTY affected by the event shall not be held accountable for the consequences arising from the non accomplishment of its obligation during the term of duration of the event, as well as when prorated to include its effects.

First Paragraph -The PARTY affected by any event that may be characterized as being an Act of God or an event of Force Majeure shall inform the other of the circumstances surrounding the event in no later than in 48 (forty-eight) hours, explaining the nature of the event, the time expected to accomplish the obligation being affected, and all other pertinent information, and it shall regularly refresh said information.

Second Paragraph - In case any hydrological conditions occur that may be unfavorable to the generation of electric power, this shall not exempt the SELLER from having to accomplish the obligations envisaged in this AGREEMENT.

CLAUSE 22 - In case of rationing decreed by the Granting Authority, the contractual obligations shall be ruled by the laws in effect and/or by MAE’s RULES AND PROCEDURES.

TITLE IX

REGARDING TERMINATION

CLAUSE 23 – Pursuant to law and in compliance with Clause 4, this AGREEMENT may be terminated by the PARTY not at fault, provided a notice is served to the other ten (10) days in advance, and provided any of the following hypotheses have not been resolved within five (5) days:

I. In case of bankruptcy, composition with creditors, dissolution of the judicial or extra judicial liquidation of the other PARTY are decreed, irrespectively of prior notice or warning;

II. In case the other PARTY has any legal, government-granted or regulatory authorization revoked, when said authorization being essential for the accomplishment of the activities or the obligations envisaged in this AGREEMENT, or if it has any of its entitlements as member of MAE placed in abeyance;

III. In case the registration of this AGREEMENT is cancelled by MAE pursuant its RULES AND PROCEDURES, or if said cancellation is performed by the APPROPRIATE AUTHORITY;

IV. In case the PURCHASER goes into default and it fails to settle its indebtedness within 20 days counted as of the service of notice by the SELLER demanding it to fulfil its obligations.

Sole Paragraph - Termination shall be formal and explicit and it shall be informed in writing to MAE and the appropriate regulatory entities, in which case the SELLER shall be immediately released from any responsibilities regarding the power supply that is the object of this AGREEMENT, without prejudice to the obligations that have been established prior to the afore mentioned termination and communication.

CLAUSE 24 – The PARTY which, as result of its action or omission, gives rise to the termination of this AGREEMENT as result of incurring into the hypotheses described in the previous Clause, shall be obligated to reimburse the other by paying it a termination fine equivalent to the sum of the amount of the PREMIUM due computed over the remaining term of the AGREEMENT.

Sole Paragraph - In case termination takes place as arising from an Act of God or of Force Majeure, and provided the PARTIES are not in arrears, said parties shall be released from having to accomplish this AGREEMENT, except for the obligations that are supervening to said obligations.

CLAUSE 25 – Except for the provisions of Clauses 19 and 20, and those of their Sole Paragraph, the responsibility of each of the PARTIES within the context of this AGREEMENT shall, in any case, be limited to the amount established in Clause 24 above, and none of the PARTIES shall undertake any obligation to indemnify the other for any resulting damages, including stoppage of profits, pain and suffering or other indemnifying modality of the same nature.

TITLE X

THE OBLIGATIONS OF THE PARTIES

CLAUSE 26 – The end of the effectiveness of this AGREEMENT shall not affect any of the previous entitlements and obligations occurring prior to said event, nor the obligations or entitlements of any of the PARTIES, even if their execution or accomplishment take place after the termination of the AGREEMENT.

CLAUSE 27 – Without prejudice to the remaining obligations envisaged herein, the PARTIES pledge to:

a) To abide by and to strictly comply with all the legislation applicable to their corporate businesses and/or the activities to be performed pursuant this AGREEMENT;

b) During the term of effectiveness of the AGREEMENT. to obtain and to keep in effect all the licences and permits pertaining to its corporate business and/or to accomplish all the other obligations undertaken in this AGREEMENT, except when such situation is changed by the APPROPRIATE AUTHORITY acting within the scope of its jurisdiction, in which case the PARTIES pledge to seek a contractual alternative that may preserve the economical-financial effects of the AGREEMENT pursuant the terms originally covenanted; and

c) Within at most forty-eight (48) hours counted as of the date of the cognizance of the event, to inform the other PARTY regarding any events of any nature that may represent a threat against the full and timely accomplishment of the obligations undertaken in this AGREEMENT.

TITLE XI

RESOLVING CONTROVERSIES

CLAUSE 28 – If controversies or disagreements of any kind arise between the SELLER and the PURCHASER as deriving from this AGREEMENT, or pertaining to the existence, validity or termination of the latter, the PARTIES pledge to first attempt to resolve said disagreement within the period of thirty (30) days counted as of the inception of said disagreement by means of bilateral negotiations, after one of the PARTIES has notified the other in writing.

CLAUSE 29 – All the divergences arising from this AGREEMENT or which are in any way related to it shall be definitely resolved pursuant the Arbitration Rules set by the Arbitration Chamber of Fundação Getúlio Vargas, and pursuant Federal Law no. 9.307, dated September 23, 1996, by using arbitrators who have been appointed as envisaged in the aforementioned Rules, and abiding by the following:

(i) Portuguese shall be the language used in arbitration;

(ii) Arbitration shall take place in the city of São Paulo;

(iii) arbitration shall be conducted by three (3) arbitrators, where one (1) of them shall be named by the PARTY requesting the arbitration, the other by the party against which arbitration was requested, and the third arbitrator shall be appointed by mutual agreement of the two arbitrators chosen by the litigating parties, and, in case no consensus is reached, as envisaged in the rules, then:

(iv) Brazilian Law shall apply; and

(v) during arbitration, the norms established by the provisions of the Rules of the Chamber of Arbitration of Fundação Getúlio Vargas shall be complied with.

First Paragraph – In case of arbitration, the PARTIES agree forthwith that the decisions handed down by arbitration shall be final and that these decisions shall entail the PARTIES for all effects.

TITLE XII

CONFIDENTIALITY

CLAUSE 30 – Each of the PARTIES agrees that all information and data made available to the other PARTY shall be construed as being confidential for one year beyond the effectiveness of this AGREEMENT, and the PARTIES agree not to disclose said information to third parties without prior approval of the other PARTY in writing; and that:

a) this Clause shall not apply to information that are of public domain and which are needed to measure and to bill the CONTRACTED ENERGY; and

b) this Clause shall not exempt the PARTIES providing any information to the other PARTY or to any APPROPRIATE AUTHORITIES when said information may be required to comply with the laws, regulations and procedures that may be in effect.

CLAUSE 31 – The PARTIES agree to maintain strict confidentiality regarding the execution of this AGREEMENT and they shall insure that their employees and agents maintain the same confidentiality regarding all information pertaining to or belonging to any of the PARTIES, and/or which have been jointly developed.

TITLE XIII

GENERAL PROVISIONS

CLAUSE 32 – This AGREEMENT may not be amended, nor shall any waivers be accepted as to its provisions except when accomplished in writing by the PARTIES in compliance with applicable laws.

CLAUSE 33 – No delays or forbearance by any of the PARTIES regarding the execution of any entitlement, power, privilege or resource contained in this AGREEMENT shall be construed as capable of prejudicing said entitlement, power, privilege or resource, nor shall it be construed as their waver, or novation of any obligation(s).

CLAUSE 34 – Any notice or communication made by one PARTY to the other in regards to this AGREEMENT shall be accomplished in writing, in Portuguese, to the representatives named infra and it may be delivered or sent by certified mail, facsimile or by electronic means, and in any case with a formal proof of receipt, to the addresses mentioned by the PARTIES in the preamble of this instrument, or to any addresses that the PARTIES may designate in the future.

If to the SELLER:

Attention of: Electric Power Purchase and Sale Department (Diretoria de Compra e Venda de Energia)

Address: Rodovia Campinas - Mogi Mirim, Km 2,5

CEP 13.088-900 - Campinas - SP

Tel: (19) 3756-8659

Fax: (19) 3756-8680

e.mail: mesabrasil@cpfl.com.br

If to the PURCHASER:	If to the PURCHASER:
Attention of: Robson Casali Almeida	Attention of: Ricardo de Maya Gomes
Simões

Address: Rua Eteno, 1561 - Complexo
Petroquímico Camaçari	Address: Av. das Nações Unidas, 4777
CEP 42810-000 - Camaçari - BA	CEP 05477-000 - São Paulo - SP
Tel.: (71) 623-5604	Tel: (11) 3443-9494
Fax: (11) 3443-9629
Email robson.casali@braskem.com.br	Email ricardo.simoes@braskem.com.br

If to the PURCHASER:	If to the PURCHASER:
Attention of: Élson Pastore	Attention of: Ronaldo Mansur

Address: Rua Oxigênio, 765 - COPEC	Address: Av. Assis Chateaubriand, 5260
CEP 42810-000 - Camaçari - BA	CEP 57010-900 - Maceió - AL
Tel: (71) 623-7901	Tel: (82) 218-2376
Email: elson.pastore@braskem.com.br	Email: ronaldo.mansur@braskem.com.br

CLAUSE 35 – In the event any of the provisions in this AGREEMENT is declared to be illegal, ineffective or unenforceable, the remaining provisions shall not be affected, and they shall remain fully in effect and in force. In case this event occurs, the PARTIES pledge forthwith to develop a provision that may replace the null provision, and which accomplishes the objectives of the provision considered to be illegal, invalid or unenforceable, and as much as possible which is capable of maintaining under all circumstances the balance of the commercial interests of the PARTIES.

CLAUSE 36 – This AGREEMENT contains or it specifically references the entirety of the understandings reached between the PARTIES regarding its objectives, and it encompasses all previous understandings and agreements between the PARTIES as regards their objectives. Each of the PARTIES acknowledges and it confirms that it did not celebrate this AGREEMENT predicated on any representation, warranty or any other commitment made by the other PARTY which has not been fully expressed in the provision of this AGREEMENT.

CLAUSE 37 – In case there are any further changes in the legislation pertaining to the Electric Segment which may substantially change the terms of this AGREEMENT, the PARTIES agree forthwith in amending said AGREEMENT so as to make it comply with the new laws.

CLAUSE 38 – This AGREEMENT together with any possible amendments or changes made to it must be presented to ANEEL by the SELLER.

CLAUSE 39 – This AGREEMENT is acknowledged by the PARTIES as being an executable document pursuant Articles 583 and 585, sub-item II of the Brazilian Civil Procedure Code so as to insure the collection of the amounts due.

CLAUSE 40 – This AGREEMENT shall be ruled and interpreted, for all purposes, according to Brazilian Laws.

CLAUSE 41 – The Courts of the Judicial District of the city and state of São Paulo are hereby elected, even if others are more privileged, and if necessary, only to file any lawsuits that would insure the full accomplishment of the arbitration procedures that have been established in this AGREEMENT.

And, in witness whereof, the parties have executed this instrument in 03 (three) counterparts, each considered to be an original, in the presence of the two undersigned witnesses.

São Paulo, October 19, 2004.

On behalf of CPFL:

Paulo Cezar Coelho Tavares

Director - Vice President for Energy Management

CPF no. 137.829.594-34

On behalf of Braskem:

Roberto Prisco Paraíso Ramos

Director

CPF/MF: 276.481.507-78

Witnesses:

Reni Antonio da Silva

Director - Vice President for Strategy and Regulations

CPF no. 113.795.886-34

Ricardo de Maya Gomes Simões

Energy Manager

CPF/MF: 382.605.654-04